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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*


                       Canterbury Park Holding Corporation
                      -------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   13811E 10 1
                                  ------------
                                 (CUSIP Number)

         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

         / /      Rule 13d-1(b)
         /X/      Rule 13d-1(c)
         / /      Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


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CUSIP NO. 13811E 10 1                  13G                    PAGE 2 OF 5 PAGES


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON:     Randall D. Sampson
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) / /
       (b) /X/
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Minnesota.
--------------------------------------------------------------------------------
                                              5     SOLE VOTING POWER
                  NUMBER OF                         227,466
                   SHARES                     ----------------------------------
                BENEFICIALLY                  6     SHARED VOTING POWER
                  OWNED BY                          2,000
                    EACH                      ----------------------------------
                  REPORTING                   7     SOLE DISPOSITIVE POWER
                   PERSON                           227,466
                    WITH:                     ----------------------------------
                                              8     SHARED DISPOSITIVE POWER
                                                    2,000
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       229,466
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)
       /X/
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        6.6%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN
--------------------------------------------------------------------------------


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                                                               PAGE 3 OF 5 PAGES


Item 1.

         (a)      NAME OF ISSUER:   Canterbury Park Holding Corporation


         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  1100 Canterbury Road, Shakopee, MN 55379

ITEM 2.

         (a)      NAME OF PERSON FILING.  Randall D. Sampson

         (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE. 1100 Canterbury Road, Shakopee, MN 55379

         (c)      CITIZENSHIP.  Minnesota

         (d)      TITLE OF CLASS OF SECURITIES.  Common Stock

         (e)      CUSIP NUMBER.   13811E 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable


         (a) / / Broker or Dealer registered under Section 15 of the Act

         (b) / / Bank as defined in Section 3(a)(6) of the Act

         (c) / / Insurance Company as defined in Section 3(a)(19) of the Act

         (d) / / Investment Company registered under Section 8 of the Investment Company Act

         (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

         (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; Section 240.13d-1(b)(1)(ii)(F)

         (g) / / Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
         (h) / / Group, in accordance with Section 240.13d-1(b)(ii)(H)


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                                                               PAGE 4 OF 5 PAGES


ITEM 4.           OWNERSHIP

                  As of February 15, 2001, the beneficial ownership of shares of the Reporting Person was as follows:

         (a) Amount beneficially owned - Mr. Sampson beneficially owned 229,466 shares of the outstanding Common Stock of the Issuer. This number includes: (i) 101,466 shares of Common Stock (ii) options exercisable within 60 days of Febuary 15, 2001 to purchase 128,000 shares of Common Stock; and (iii) 2,000 shares of Common Stock owned by Ruckus Partnership, a Minnesota partnership, of which Mr. Sampson is a general partner. The aggregate amount beneficially owned by Mr. Sampson does not include, and Mr. Sampson disclaims beneficial ownership of, 3,000 shares of Common Stock owned by his children.

         (b) Percent of Class - 6.6%, assuming exercise of all options exercisable within 60 days of February 15, 2001.

         (c) Of the shares beneficially owned by the Reporting Person, it has the power to vote or dispose of the shares as follows:

                  (i) Sole power to vote or direct the vote - 227,466 shares of Common Stock (including options)
                  (ii)     Shared power to vote or direct the vote - 2,000
                  (iii) Sole power to dispose or direct the disposition of - 227,466 shares of Common Stock (including options)
                  (iv)     Shared power to dispose or direct the disposition of
                           - 2,000

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP


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                                                               PAGE 5 OF 5 PAGES
                  Not Applicable

ITEM 10.          CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               /s/ Randall D. Sampson
                                              ----------------------------------
                                              Randall D. Sampson
 Date: February 15, 2001